Exhibit 15.1

Update: Planned merger of Growth eREIT V and Growth eREIT 2019 is now effective

The planned merger of Growth eREIT V and Growth eREIT 2019 is now effective.

As an investor in Growth eREIT V and/or Growth eREIT 2019, we are writing to inform you that the planned merger of these two funds is now effective. You are now a shareholder of the Fundrise Development eREIT.

The primary purposes for merging the two eREITs were to create greater efficiencies, reduce the overall operating costs, increase diversification, and ultimately produce stronger potential returns for investors as a result of improved economies of scale.

New growth-focused eREIT formed by merging existing eREITs

The newly consolidated Fundrise Development eREIT was created by combining the assets of the Growth eREIT V and Growth eREIT 2019. This scaled-up fund now holds a portfolio of real estate consisting of 11 assets, which include potential infill development lots, commercial properties and construction projects, and cash, totalling net assets under management of approximately $115 million.

We expect that owning a larger portfolio in a single fund — which we plan to continue scaling — will allow you to benefit from increased diversification, even as it drives down fund-level operating costs, ultimately resulting in increased net returns to you as an investor (of course, as with any investment, there can be no guarantees).

Impact on your account value

In conjunction with and immediately prior to executing the merger, we worked with an appraisal firm to provide a positive assurance opinion of value over a substantial portion of the eREITs’ assets, which has allowed us to update the net asset value per share (NAV) of both of the eREITs involved in the merger. This was done to ensure that shareholders received the appropriate respective ownership percentage of the newly merged eREIT.

To the extent that there was an increase or decrease in the NAV of the eREIT(s) in which you were previously invested, you should expect your account value to have changed accordingly, but your account value did not change as a function of the merger itself. The updates to the NAVs were as follows:

eREIT	March 31 NAV	August 2 NAV	Change %
Growth eREIT V	$10.51	$11.21	+6.7%
Growth eREIT 2019	$10.43	$10.72	+2.8%
Fundrise Development eREIT*	N/A	$10.72	N/A

*Note that the newly consolidated Fundrise Development eREIT has inherited the NAV per share ($10.72) of the Growth eREIT 2019, which was the surviving entity of the merger. It is this NAV that was used to exchange shares of the Growth eREIT V for shares of the Fundrise Development eREIT.

Changing demographic trends drove increases across the portfolio

A large portion of the Development eREIT portfolio consists of commercial properties located in South Los Angeles and Washington, DC, generally central in their respective cities and uniquely well-suited for potential redevelopment.

For instance, many of these properties contain warehouse spaces that we’ve determined can offer strong potential for conversion into “new normal” workplaces — that is, open floor plans and creative office spaces, built to suit specific tenants’ needs and offer the spaciousness many businesses now prefer in lights of the COVID-19 pandemic. Such levels of flexibility provide companies a degree of privacy, customization, and control that would be difficult to find in a traditional downtown office tower, not to mention at a more attractive price.

We’ve also continued to pursue our overall rental housing strategy through our investments in land near major population centers, identifying properties that are particularly well-suited for redevelopment into spacious build-to-rent housing, a property type that has seen recent, surging demand in certain regions. As we stated in our second quarter flagship portfolio update, we believe that a variety of trends — such as millennials starting families, as well as changing social norms around work and school — has led to a growing population in need of more living space. We expect a portion of these individuals will look to rent for some time, which we believe may contribute to a growing demand for rental homes in the coming years.

Together, these factors helped contribute to an appreciation in overall value for both the Growth eREIT V and Growth eREIT 2019.

Changes to your investor dashboard

You may notice a few changes to your investor dashboard as a result of the merger:

Transactions

In your Transactions view, you should see a transaction marked as a “Redemption” for any shares you previously owned in the Growth eREIT V, along with a subsequent transaction marked as an “Investment” into the Fundrise Development eREIT, in an amount equal to the aggregate value of your Growth eREIT V shares. These amounts should offset each other such that the net impact on your account value is effectively zero (due to rounding, there could be a one- or two-cent difference).

Note: If you only owned shares of the Growth eREIT 2019, you should not see any changes to your Transactions view, since the Growth eREIT 2019 was the surviving entity of the merger, i.e. it became the Fundrise Development eREIT.

Portfolio

In the Positions section of your Portfolio view, you should now see a single line item for the newly consolidated Fundrise Development eREIT. Your Projects section should be updated to reflect the increased diversification across the properties held by any eREIT that you did not previously own as part of your Fundrise portfolio (If you owned shares of both Growth eREIT V and Growth eREIT 2019, you should not see any changes here).

Performance

Q3 2021 will be the last period for which we report the performance of the Growth eREIT V. All historical data will remain available for you to review, and, going forward, you will be able to view performance for the newly-merged Fundrise Development eREIT in the same manner as your other Fundrise investments.

Looking ahead

As we stated in the letter announcing our intent to move forward with this merger, we plan to continue to execute on the business plans for the existing properties in the fund, while targeting new acquisitions that aim to benefit from the growing demand for affordably-priced rental homes that offer more living space, particularly as norms around work and school shift.

Our intent with this newly merged eREIT, as part of our unified flagship product, is to continue to pursue a growth-focused return profile by investing directly in the development of single-family rental communities in affordably priced areas, primarily in the Sunbelt.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Frequently asked questions

Can I invest in the Fundrise Development eREIT?

Currently, we are not accepting new investments into the Fundrise Development eREIT. Per Securities and Exchange Commission regulations, the Fundrise eREITs are limited to raising $75 million per year. A portion of that capacity was used up by the merger, so we may allow new investments into the Fundrise Development eREIT on a limited basis depending on our remaining fundraising capacity and additional capital needs.

Can I redeem my Fundrise Development eREIT shares?

Yes. The Fundrise Development eREIT has resumed normal operations of its redemption program. Any redemption requests submitted prior to September 30, 2021, at 11:59 PM EST, are expected to be processed in early October, pursuant to the normal redemption plan. Please note that the standard redemption program parameters, including any applicable early redemption penalties, may apply. For more information, please see the offering circular.

Does this merger impact any pending redemption requests?

If you submitted a full redemption request from July 1, 2021, through August 2, 2021, your redemption request does not include the shares you own in the newly-merged eREIT. If you want to redeem your entire account, you will need to submit another redemption request for your shares in the Fundrise Development eREIT. All pending redemption requests submitted prior to September 30, 2021, at 11:59 PM EST, are expected to be processed in early October.

How will the merger impact my tax reporting documents?

Your tax reporting will depend on which eREITs you currently own. In general, you should expect to receive a Form 1099-DIV for the dividends earned for each individual eREIT you own shares in at any point during the year. If you previously owned shares in Growth eREIT V, your last Form-1099 for that fund should be provided to you in your 2021 tax package, to the extent a form is required. As a reminder, 1099s are typically available at the end of January.